

May 7, 2020

Brad G. Garner
Principal Financial Officer
HG Holdings, Inc.
2115 E. 7th Street, Suite 101
Charlotte, North Carolina 28204

> **Re: HG Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 5, 2020**
> **File No. 333-235539**

Dear Mr. Garner:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2020 letter.

Amendment No. 4 to Form S-1

Unaudited Pro Forma Financial Statements, page 4

1. We note your revised disclosure in response to our prior comment 1. Please tell us how you determined adjustment (h) has a continuing impact. Reference is made to Rule 11-02(b)(6) of Regulation S-X.

You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David W. Robertson, Esq.